UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to Rules 13d-1(a) and Amendments thereto Filed

Pursuant to Rule 13d-2(a)

(Amendment No. 7)*

SUNLINK HEALTH SYSTEMS, INC.

(Name of issuer)

Common Stock, without par value

(Title of class of securities)

86737U102

(CUSIP number)

COPY TO:

Nick Pitt-Lewis

North Atlantic Value LLP

Ryder Court

14 Ryder Street

London SW1Y 6QB, England

011-44-207-747-8962

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2006

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86737U102	Page 2 of 29

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). North Atlantic Value LLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 1,282,000
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 1,282,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14.	TYPE OF REPORTING PERSON* OO, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86737U102	Page 3 of 29

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). Christopher Harwood Bernard Mills
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 1,282,000
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 1,282,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14.	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86737U102	Page 4 of 29

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). American Opportunity Trust plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 302,844
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 302,844

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 302,844
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14.	TYPE OF REPORTING PERSON* IV

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86737U102	Page 5 of 29

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). The Trident North Atlantic Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 239,302
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 239,302

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 239,302
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14.	TYPE OF REPORTING PERSON* IV, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86737U102	Page 6 of 29

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). Trident Holdings
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 123,670
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 123,670

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,670
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14.	TYPE OF REPORTING PERSON* IV, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86737U102	Page 7 of 29

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). High Tor Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 29,084
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 29,084

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,084
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86737U102	Page 8 of 29

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). North Atlantic Smaller Companies Investment Trust Plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON* OO, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86737U102	Page 9 of 29

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). Gildea Management Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 105,000
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 105,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14.	TYPE OF REPORTING PERSON* CO, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86737U102	Page 10 of 29

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). John W. Gildea
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,800
8. SHARED VOTING POWER 105,000
9. SOLE DISPOSITIVE POWER 2,800
10. SHARED DISPOSITIVE POWER 105,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,800
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14.	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86737U102	Page 11 of 29

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). Axia Value Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 105,000
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 105,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14.	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 7 TO

STATEMENT ON SCHEDULE 13D

This Amendment No. 7 to Statement on Schedule 13D (the “Amendment”) is filed on behalf of the Filing Parties (defined below). This Amendment amends the Statement on Schedule 13D filed by certain of the Filing Parties with the Securities and Exchange Commission (the “SEC”) on November 29, 2005 pursuant to an amended and restated joint filing agreement dated as of November 7, 2005. The Filing Parties have previously filed Statements on Schedule 13D relating to the Company on January 25, 2005, January 31, 2005, April 18, 2005, September 30, 2005, October 12, 2005, November 7, 2005 and November 29, 2005.

Item 1. Security and Issuer.

The class of equity securities to which this Amendment relates is the common stock, without par value (the “Common Stock”), of SunLink Health Systems, Inc., an Ohio corporation (the “Company”). The principal executive offices of the Company are located at 900 Circle 75 Parkway, Suite 1120, Atlanta, Georgia 30339.

Item 2. Identity and Background.

2 (a-c,f).

I. Filing Parties:

This Amendment is filed on behalf of the following persons, who are collectively referred to as the “Filing Parties”:

1.	North Atlantic Value LLP (“North Atlantic Value”) is a limited liability partnership organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. North Atlantic Value is a firm authorized by the United Kingdom’s Financial Services Authority and is principally engaged in the business of investment management of active value and private equity investments, as well as to its private clients.

2.	Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB England. His principal employment includes service as director and chief executive of North Atlantic Smaller Companies Investment Trust plc (“NASCIT”), as chief executive of American Opportunity Trust plc (“American Opportunity Trust”), as a director of J O Hambro Capital Management Group Limited, J O Hambro Capital Management Limited, The Trident North Atlantic Fund (“Trident North Atlantic”), Oryx International Growth Fund Limited, and as a member of North Atlantic Value.

3.	American Opportunity Trust is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. American Opportunity Trust is a publicly-held investment trust company. North Atlantic Value serves as investment manager to American Opportunity Trust.

4.	Trident North Atlantic is an open-ended investment company incorporated in the Cayman Islands with its principal office and business at P.O. Box 309, Ugland House, George Town, Grand Cayman, Cayman Islands. Trident North Atlantic is a publicly-held regulated mutual fund. Christopher Harwood Bernard Mills serves as a director of Trident North Atlantic and North Atlantic Value serves as an investment adviser to Trident North Atlantic.

5.	Trident Holdings (“Trident Holdings”) is an open-ended investment company incorporated in the Cayman Islands with its principal office and business at P.O. Box 1350GT, 75 Fort Street, George Town, Grand Cayman, Cayman Islands. Trident North Atlantic is a publicly-held regulated mutual fund. North Atlantic Value serves as an investment manager to Trident Holdings.

6.	High Tor Limited (“Trident High Tor”) is a corporation organized under the laws of the Cayman Islands with its principal office and business at P.O. Box N-4857, Unit No. 2, Cable Beach Court, West Bay Street, Nassau, The Bahamas. High Tor Limited is a private client of North Atlantic Value, which serves as an investment manager to a portfolio of assets owned by Trident High Tor.

7.	NASCIT is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB, England. NASCIT is a publicly-held investment trust company. Christopher Harwood Bernard Mills is director and chief executive of NASCIT and North Atlantic Value acts as manager.

8.	Gildea Management Company is a corporation organized under the laws of the State of Delaware with its principal office and business address at P.O. Box 938, 65 Vitti Street, New Canaan, Connecticut. Gildea Management Company is principally engaged in the business of investment management.

9.	John W. Gildea is a U.S. citizen whose principal business address is P.O. Box 938, 65 Vitti Street, New Canaan, Connecticut. His principal employment includes service as the managing director of Gildea Management Company and as a director of American Opportunity Trust.

10.	Axia Value Partners LLC (“Axia Value Partners”) is a limited liability company organized under the laws of the State of Delaware with its principal office and business address at P.O. Box 938, 65 Vitti Street, New Canaan, Connecticut. Axia Value Partners is a private equity fund. Gildea Management Company serves as the investment manager of Axia Value Partners.

II. Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

(d) Criminal Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Securities Law Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 302,844 shares of Common Stock beneficially held by American Opportunity Trust is $1,672,934 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by American Opportunity Trust were paid for using its working capital funds.

The aggregate purchase price of the 239,302 shares of Common Stock beneficially held by Trident North Atlantic is $1,744,943 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by Trident North Atlantic were paid for using its working capital funds.

The aggregate purchase price of the 123,670 shares of Common Stock beneficially held by Trident Holdings is $906,259 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by Trident Holdings were paid for using its working capital funds.

The aggregate purchase price of the 29,084 shares of Common Stock beneficially held by Trident High Tor is $200,107 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by Trident High Tor were paid for using its working capital funds.

The aggregate purchase price of the 587,100 shares of Common Stock beneficially held by North Atlantic Value on behalf of its private clients is $5,108,409 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by North Atlantic Value on behalf of its private clients were paid for using the working capital funds of such private clients.

The aggregate purchase price of the 105,000 shares of Common Stock beneficially held by Axia Value Partners is $576,250 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by Axia Value Partners were paid for using its working capital funds.

The aggregate purchase price of the 2,800 shares of Common Stock beneficially held solely by John W. Gildea is $14,280 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held solely by Mr. Gildea were paid for using his personal funds.

Item 4. Purpose of Transaction.

On December 5, 2006, the Company issued a press release asserting that the board of the Company and North Atlantic Value mutually decided to terminate discussions concerning North Atlantic Value’s proposal to acquire the Company. On December 18, 2006, North Atlantic Value sent a letter to the board of the Company disagreeing with several of the statements in the Company’s press release and stating North Atlantic Value’s willingness to continue discussions with the Company to consummate a transaction. In addition, North Atlantic Value stated its intention to propose a slate of directors to replace current members of the board and requested the board amend the Company’s governance documents to provide for a single class of directors and to eliminate the Company’s shareholder rights plan. The letter to the Company is attached as Exhibit 99.7 to this Amendment on Schedule 13D.

The Filing Parties will, from time to time, revisit the purpose of their investment in the Company in order to maximize shareholder value. Accordingly, future acquisition of the Common Stock may be for the purpose of, among other things, effecting an extraordinary corporate transaction, such as a merger, asset sale or reorganization of the Company.

The Filing Parties may also participate in discussions with potential purchasers of their shares of Common Stock, sell some or all of their shares of Common Stock in the open market or through privately negotiated transactions, or change their intention with respect to any and all of the matters referred to above.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the group, is as follows:

Filing Party	Aggregate Number of Shares	Number of Shares: Sole Power to Vote	Number of Shares: Shared Power to Vote	Number of Shares: Sole Power to Dispose	Number of Shares: Shared Power to Dispose	Approximate Percentage*
North Atlantic Value+	1,282,000	0	1,282,000	0	1,282,000	17.5%
Christopher H. B. Mills+	1,282,000	0	1,282,000	0	1,282,000	17.5%
American Opportunity Trust	302,844	0	302,844	0	302,844	4.1%
Trident North Atlantic	239,302	0	239,302	0	239,302	3.3%
Trident Holdings	123,670	0	123,670	0	123,670	1.7%
Trident High Tor	29,084	0	29,084	0	29,084	0.4%
NASCIT	0	0	0	0	0	0%
John W. Gildea	107,800	2,800	105,000	2,800	105,000	1.5%
Gildea Management Company	105,000	0	105,000	0	105,000	1.4%
Axia Value Partners	105,000	0	105,000	0	105,000	1.4%

*	Based on 7,343,120 shares of Common Stock, without par value, outstanding as of November 9, 2006, which is based on information reported in the Company’s 10-Q, for the quarterly period ended September 30, 2006.
+	Consists of shares of Common Stock held by American Opportunity Trust, Trident North Atlantic, Trident Holdings, Trident High Tor and certain private clients of North Atlantic Value. Does not include 2,800 shares of Common Stock held personally by John W. Gildea nor 105,000 shares of Common Stock held by Axia Value Partners (nor Gildea Management Company as the investment manager of Axia Value Partners).

(c) In the 60 days prior to the date of this Amendment, the Filing Parties effected no transactions in the Common Stock.

(d) No person other than the Filing Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

North Atlantic Value is the investment manager and/or investment adviser to each of American Opportunity Trust, Trident North Atlantic, Trident Holdings, Trident High Tor, NASCIT and its private clients and as such it has the authority to vote or dispose of the Common Stock. Christopher Harwood Bernard Mills is the chief executive of American Opportunity Trust and NASCIT. Christopher Harwood Bernard Mills is also a member and the chief investment officer of North Atlantic Value. Gildea Management Company is the investment manager to Axia Value Partners and as such it has the authority to vote or dispose of the Common Stock. John W. Gildea is a managing director of Gildea Management Company and is also a director of American Opportunity Trust.

Item 7. Material to be Filed as Exhibits.

Letter to the Company dated December 18, 2006 filed as Exhibit 99.7.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2006

NORTH ATLANTIC VALUE LLP

By:	/s/ Paul Cameron
Name:	Paul Cameron
Title:	Senior Fund Manager
Executed on behalf of the Filing Parties pursuant to the Amended and Restated Joint Filing Agreement, previously filed.

Schedule A

Information Concerning Directors and Executive Officers of the Filing Parties

The following table sets forth certain information concerning each of the members and partners of North Atlantic Value LLP as of the date hereof.

Members:

Name:	J O Hambro Capital Management Group Limited (Member)
Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB England

Name:	J O Hambro Capital Management Limited (Member)
Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB England

Partners:

Name:	Christopher Harwood Bernard Mills (Member and Chief Investment Officer)
Citizenship:	British
Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Chief Executive, American Opportunity Trust Chief Executive, NASCIT Director, Trident North Atlantic Director, J O Hambro Capital Management Limited Member, North Atlantic Value LLP

Name:	Nichola Pease (Member)
Citizenship:	British
Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director and Chief Executive, J O Hambro Capital Management Limited Member, North Atlantic Value LLP

Name:	Jeremy James Brade (Member)
Citizenship:	British
Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management Limited Member, North Atlantic Value LLP

Name:	Fay Elizabeth Foster (Member)
Citizenship:	British
Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Member, North Atlantic Value LLP

Name:	Charles Clifford Dominic Robert Groves (Member)
Citizenship:	British
Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Member, North Atlantic Value LLP

Name:	Basil David Postan (Member)
Citizenship:	British
Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management Limited Member, JOHCM Alternative Investments LLP Member, North Atlantic Value LLP

Name:	Maarteen Duncan Hemsley (Member)
Citizenship:	British
Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Member, North Atlantic Value LLP

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc as of the date hereof.

Name:	R. Alexander Hammond-Chambers (Non-Executive Chairman)
Citizenship:	British
Business Address:	29 Rutland Square Edinburgh EH1 2BW Scotland
Principal Occupation:	Non-Executive Chairman, American Opportunity Trust

Name:	Christopher Harwood Bernard Mills (Chief Executive)
Citizenship:	British
Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Chief Executive, American Opportunity Trust
Chief Executive, NASCIT
Director, Trident North Atlantic
Director, J O Hambro Capital Management Limited
Member, North Atlantic Value LLP

Name:	John W. Gildea (Director)
Citizenship:	USA
Business Address:	Gildea Management Company P.O. Box 938 65 Vitti Street New Canaan, Connecticut 06840 USA
Principal Occupation:	President, Gildea Management Company

Name:	The Hon. James J. Nelson (Director)
Citizenship:	British
Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Non-Executive Partner, Graphite Capital Management LLP

Name:	Iain W. P. Tulloch (Non-Executive Director)
Citizenship:	British
Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Retired, formerly investment management

Name:	Philip R. Ehrmann (Non-Executive Director)
Citizenship:	British
Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Investment Management

The following table sets forth certain information concerning each of the directors and executive officers of The Trident North Atlantic Fund as of the date hereof.

Name:	Basil David Postan (Director)
Citizenship:	British
Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management Limited Member, JOHCM Alternative Investments LLP Member, North Atlantic Value

Name:	Christopher Harwood Bernard Mills (Director)
Citizenship:	British
Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Chief Executive, American Opportunity Trust Chief Executive, NASCIT Director, Trident North Atlantic Director, J O Hambro Capital Management Limited Member, North Atlantic Value

Name:	David Sargison (Director)
Citizenship:	British
Business Address:	Ironshore Corporate Services Limited Box 1234GT Queensgate House South Church Street Grand Cayman Cayman Islands
Principal Occupation:	Managing Director, Ironshore Corporate Services Limited

Name:	John W. Gildea (Director)
Citizenship:	USA
Business Address:	Gildea Management Company P.O. Box 938 65 Vitti Street New Canaan, Connecticut 06840 USA
Principal Occupation:	President, Gildea Management Company

The following table sets forth certain information concerning each of the directors and executive officers of Trident Holdings as of the date hereof.

Name:	Integra Limited
(Corporate Director)
Citizenship:	Cayman Islands
Business Address:	Integra Limited
P.O. Box 1350
The Huntlaw Building
Fort Street
George Town, Grand Cayman
Cayman Islands
Principal Occupation:	Corporation

The following table sets forth certain information concerning each of the directors and executive officers of High Tor Limited as of the date hereof.

Name:	Donald W. Tomlinson
(Director)
Citizenship:	Canadian
Business Address:	High Tor Limited
P.O. Box N-4857
Unit No. 2
Cable Beach Court
West Bay Street
Nassau, The Bahamas
Principal Occupation:	Director, High Tor Limited

The following table sets forth certain information concerning the sole director of Gildea Management Company as of the date hereof.

Name:	John W. Gildea (President)
Citizenship:	USA
Business Address:	Gildea Management Company P.O. Box 938 65 Vitti Street New Canaan, Connecticut 06840 USA
Principal Occupation:	President, Gildea Management Company

The following table sets forth certain information concerning the sole director of Axia Value Partners LLC as of the date hereof.

Name:	John W. Gildea (Sole Director)
Citizenship:	USA
Business Address:	Gildea Management Company P.O. Box 938 65 Vitti Street New Canaan, Connecticut 06840 USA
Principal Occupation:	President, Gildea Management Company

Exhibit Index

The following documents are filed herewith or incorporated herein by reference:

Exhibit	Page

(99.1) Joint Filing Agreement dated as of January 24, 2005 among the Filing Parties.	Exhibit 99.1 to the Schedule 13D filed on January 25, 2005.

(99.2) Amended and Restated Joint Filing Agreement dated as of January 31, 2005 among the Filing Parties.	Exhibit 99.2 to the Amendment on Schedule 13D filed on January 31, 2005.

(99.3) Letter to the Company dated October 10, 2005.	Exhibit 99.3 to the Amendment on Schedule 13D filed on October 12, 2005.

(99.4) Amended and Restated Joint Filing Agreement dated November 4, 2005 among the Filing Parties.	Exhibit 99.4 to the Amendment on Schedule 13D filed on November 7, 2005.

(99.5) Press Release issued on November 7, 2005.	Exhibit 99. 5 to the Amendment on Schedule 13D filed on November 7, 2005.

(99.6) Letter to the Company dated November 28, 2005.	Exhibit 99.6 to the Amendment on Schedule 13D filed on November 29, 2005.

(99.7) Letter to the Company dated December 18, 2006.	Exhibit 99.7 hereto.